Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, September 13, 2021 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market that it has joined the Business Ambition for 1.5°C campaign and the Science Based Target initiative (SBTi), by which it has undertaken to set a target for reducing carbon emissions in line with the global threshold of 1.5°C, which is the most ambitious target and recommended by science as an alternative to address climate change. The company also established a commitment with SBTi to actively contribute to the development of methodologies applicable to the Pulp & Paper sector.

It’s worth mentioning that based on other methodologies, such as the Transition Pathway Initiative (TPI) and Trucost ESG Analysis, Suzano is well below the 2°C limit set by the Paris Agreement and has one of the lowest emission intensity indicators (scopes 1 and 2) per ton of product across the Pulp & Paper sector. Even so, through the mentioned adhesion it is committed to further raising its ambition and the pace of its decarbonization journey, while also working to remove carbon from the atmosphere, thereby contributing to the global climate agenda.

By joining SBTi and the Business Ambition for 1.5°C campaign, the Company has two years to set the target based on the SBTi methodology, including its own emissions and emissions throughout the value chain. It has also joined the Race to Zero global campaign, a coalition of leaders, supported by UN, who are committed to the goal of working towards zeroing net greenhouse gas emissions by 2050. For this, Suzano will continue to invest in innovation and modernization projects focused on fuel efficiency, reducing the consumption of fossil fuels and energy, and using renewable energy, among others.

For more information and to meet the signatories to the Science Based Targets initiative (SBTi), click here.

Finally, it is worth mentioning that Suzano is committed to taking actions now and encouraging the business sector to play a leading role in mitigating climate change. Through this Notice to the Market the Company also reiterates its commitment to transparency towards its investors.

São Paulo, September 13, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer